UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*

Winner Medical Group Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

97476P105
(CUSIP Number)

Jianquan Li
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China
(86-755) 28138888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 97476P105

1	Name of Reporting Persons. PING TSE
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Chinese
Number of Shares? Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 9,021,130
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 9,021,130
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,021,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____
13	Percent of Class Represented by Amount in Row (11) 20.19%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1 - Security and Issuer

The name of the issuer is Winner Medical Group Inc., a Nevada corporation (the “Company”), which has its principal executive offices at Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2 - Identity and Background

(a)-(f). This Schedule 13D is being filed by Ping Tse, a Chinese citizen (the “Reporting Person”). The address at which the Reporting Person’s resides is 6-15D, Donghai Garden, Futian District, Shenzhen F4, 518000, People’s Republic of China.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The Reporting Person acquired 9,021,130 shares of the Company’s common stock as a gift from her husband, Jianquan Li, on October 12, 2007. The Reporting Person did not give any consideration for the gift.

Item 4 - Purpose of Transaction

Through a gift transfer, the Reporting Person acquired 9,021,130 shares of the Company’s common stock from her husband, Jianquan Li. These shares have been acquired by the Reporting Person for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Person may purchase additional securities of the Company or dispose of some or all of the shares from time to time in open market transactions, private transactions or otherwise.

In addition, her husband directly owns 27,063,397 shares of the Company’s common stock in his name, for which the Reporting Person disclaims beneficial ownership.

Except as set forth in her Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements in connection with the 9,021,130 shares of the Company’s common stock that the Reporting Person currently owns, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5 - Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 9,021,130 shares of the Company’s common stock, representing 20.19% of the outstanding shares of the Company’s common stock. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 9,021,130 shares.

(c)  Except as described above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits

None.

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/22/07

Date

/s/ Ping Tse

Signature

Ping Tse

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.